UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68120 / October 29, 2012

Admin. Proc. File No. 3-14890

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                                                                    :
In the Matter of   :
                                                                    :
URIGEN PHARMACEUTICALS, INC.   :
                                                                    :
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NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Urigen Pharmaceuticals, Inc., and the Commission
has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Urigen Pharmaceuticals, Inc. The order contained in
that decision is hereby declared effective. The initial decision ordered that, pursuant to Section
12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of
Urigen Pharmaceuticals, Inc., is revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

                                        Elizabeth M. Murphy
                                              Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Urigen Pharmaceuticals, Inc.*, Initial Decision Release No. 469 (Sept. 18, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 469
ADMINISTRATIVE PROCEEDING
File No. 3-14890

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of QUINTEK TECHNOLOGIES, INC., THE SAINT JAMES CO., URIGEN PHARMACEUTICALS, INC., VALOR ENERGY CORP., WHERIFY WIRELESS, INC., and WINWIN GAMING, INC.	: : : : : : : :	INITIAL DECISION AS TO URIGEN PHARMACEUTICALS, INC. September 18, 2012

APPEARANCES: Kyle M. DeYoung and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Richard J. Babnick, Jr., and Gary A. Varnavides of Sichenzia Ross Friedman Ference LLP, for Urigen Pharmaceuticals, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Urigen Pharmaceuticals, Inc. (Urigen).[1] The revocation is based on Urigen's failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on May 24, 2012. Urigen filed an Answer to the OIP on June 5, 2012. A prehearing

[1] This proceeding has ended as to the remaining Respondents. See Quintek Techs., Inc., Securities Exchange Act of 1934 Release Nos. 67269 (June 27, 2012) and 67396 (July 11, 2012).

conference was held on June 20, 2012, at which time the parties were granted leave to file motions for summary disposition. Briefing on these motions is now complete.[2]

This Initial Decision is based on Urigen's Answer to the OIP, the Division's Motion, Urigen's Opposition, and the Division's Reply, as well as the Commission's public official records concerning Urigen, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice. 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to Rule 250 of the Commission's Rules of Practice. See 17 C.F.R. § 201.250. The facts in Urigen's pleadings have been taken as true, except as modified by stipulations or admissions made by Urigen, by uncontested affidavits, or by facts officially noted. See 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Urigen's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Urigen is delinquent in its periodic filings with the Commission, having repeatedly failed to file timely periodic reports. OIP, p. 2. The Division argues that as of May 24, 2012, the date this proceeding was instituted, Urigen had not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010. Motion, p. 2. The Division requests the revocation of the registration of each class of Urigen's securities. Id., p. 14.

Urigen admits that it is delinquent in making its periodic filings, but argues that the Division's request for revocation should be denied, and, instead, an order of conditional suspension should be entered until it becomes compliant. Answer, p. 1; Opposition, pp. 2-3. Urigen asserts that it has already filed one of its delinquent reports, a Form 10-K for the fiscal year ended June 30, 2010, and has retained an auditor to complete the other delinquent reports on an expedited basis. Opposition, pp. 2, 4. Urigen contends that revocation would harm its business and existing shareholders and has submitted a Declaration from its Chairman setting forth a plan for returning to compliance with the reporting requirements. Id., p. 2.

II. FINDINGS OF FACT

Urigen (Central Index Key No. 932352) is a Delaware corporation located in Wilmington, Delaware, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP, p. 2; Answer, p. 1; Motion, p. 1. Urigen does not deny that

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[2] The Division of Enforcement (Division) filed a Motion for Summary Disposition and Brief in Support (Motion). Filed with the Division's Motion was the Declaration of Neil J. Welch, Jr. (Welch Decl.), which includes seven exhibits (Div. Ex. 1 through Ex. 7). Urigen submitted a Brief in Opposition to the Division's Motion for Summary Disposition (Opposition). Filed with Urigen's Opposition was the Declaration of Dan Vickery (Vickery Decl.), Chairman and Secretary of Urigen, which includes two exhibits (Resp. Ex. A and Ex. B). The Division filed a Brief in Reply on its Motion for Summary Disposition (Reply).

it is delinquent in its periodic filings with the Commission. Answer, p. 1. As of May 24, 2012, Urigen had not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $2.8 million for the prior nine months. OIP, p. 2; Answer, pp. 1-2. As of May 14, 2012, Urigen's stock (ticker symbol "URGP") was quoted on OTC Link. OIP, p. 2; Answer, p. 2.

On June 3, 2011, the Commission's Division of Corporation Finance sent a delinquency letter to Urigen by certified mail. Div. Ex. 2. This letter noted that Urigen was apparently not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Urigen, within fifteen days, file all required reports. Id., p. 1. It also warned that failure to file all required reports within fifteen days may result in an administrative proceeding to revoke its registration pursuant to Section 12(j) of the Exchange Act – that is, the present proceeding. Id.

On May 24, 2012, the Commission instituted this proceeding and issued a ten-day trading suspension of Urigen's stock pursuant to Exchange Act Section 12(k). Div. Ex. 4. Urigen represented in its June 5, 2012, Answer to the OIP that it had hired public accountants who were in the process of auditing its financial records for the fiscal year ended June 30, 2010, and it had also retained counsel to prepare a Form 10-K for that year. Answer, p. 3. On August 10, 2012, the date that the Division filed and served its Motion, Urigen filed a Form 10-K for the fiscal year ended June 30, 2010. Opposition, p. 4.

In its Opposition, filed on September 6, 2012, Urigen states that on August 24, 2012, it retained and paid Burr, Pilger & Mayer LLP (Auditor), to audit its financial statements for the periods ended June 30, 2011, and 2012, as well as for future filings. Opposition, p. 4; Vickery Decl., p. 2. Urigen's Chairman and Secretary, Dan Vickery (Vickery), states that the company has worked with the Auditor to design and implement an audit plan, and has set forth the following schedule of when it intends to make its past due and future filings:

On or before December 31, 2012:	Urigen intends to file Forms 10-K for the periods ended June 30, 2011, and June 30, 2012;
On or before February 14, 2013:	Urigen intends to file Forms 10-Q for the periods ended September 30, 2012, and December 31, 2012;
On or before April 30, 2013:	Urigen intends to file Forms 10-Q for the periods ended September 30, 2010, December 31, 2010, March 31, 2011, September 30, 2011, December 31, 2011, and March 31, 2012.

Vickery Decl., pp. 2-3. Urigen has submitted a copy of its engagement letter with the Auditor and a copy of a $60,000 check paid to the Auditor as a retainer fee. Id., p. 2; Resp. Ex. B. Vickery states that Urigen recognizes the importance of having sufficient funds to pay for auditing and filing services, and represents that on September 6, 2012, Urigen entered into a term loan facility with Platinum-Montaur Life Sciences, LLC, which would allow Urigen to withdraw up to $50,000 per month through April 30, 2013, in the aggregate amount of $400,000. Vickery Decl., p. 3. Vickery also represents that Urigen is generating revenues sufficient to pay for auditing and filing services going forward; specifically, as of July 31, 2012, Urigen had received $433,299 in revenue, and has received $58,097 since that time. Id., pp. 3-4.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." Am.'s Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, recon. denied, Exchange Act Release No. 55867 (June 6, 2007) 90 SEC Docket 2419. There is no genuine issue of material fact that Urigen has failed to file Forms 10-Q for the periods ending September 30, 2010, December 31, 2010, March 31, 2011, September 30, 2011, December 31, 2011, and March 31, 2012, and a Form 10-K for the fiscal year ended June 30, 2011. Accordingly, Urigen violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.[3]

IV. SANCTION

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id., p. 439.

Urigen's violations are serious in that failure to file adequate periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id., p. 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st

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[3] The Division also alleges violations of Exchange Act Sections 14(a) and/or 14(c) and the rules thereunder by failing to file any proxies since becoming a registered issuer pursuant to Exchange Act Section 12(g). Motion, pp. 10-11. However, such allegations are not found in the OIP, and in any event, because the Motion has been decided entirely in the Division's favor, resolving them is not necessary.

Cir. 1977). Congress extended the reporting requirements even to companies that are "relatively unknown and insubstantial." Id. (quoting legislative history).

Urigen's violations are recurrent. The Commission has found reporting violations for durations similar to Urigen's to be recurrent. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to file eight filings over an eighteen-month period considered recurrent). Because of the central importance of Section 13(a)'s reporting requirements, and Urigen's failure to file approximately seven periodic reports over the past two years, Urigen's violations are recurrent.

Urigen is culpable for failing to file its periodic reports. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Prods., Inc., 95 SEC Docket at 13496. Indeed, Urigen has "acknowledged the seriousness of [its] non-compliance with its requirements as a public company." Opposition, p. 5 (citing Vickery Decl., p. 2).

The remaining factors for consideration – the extent of Urigen's efforts to remedy past violations and ensure future compliance with the securities laws, and the credibility of Urigen's assurances against future violations – are discussed at length in Urigen's Opposition and the Vickery Declaration. Urigen argues that its circumstances are sufficiently different from those of respondents in the cases cited[4] by the Division because it has accepted responsibility for its delinquencies, made one of its past-due filings, provided details regarding its plan to become current, paid a retainer fee to its auditor, and made certain financing arrangements. Even if all goes according to Urigen's plan, however, and Urigen complies with its self-imposed filing deadlines, it is still true, and Urigen has essentially conceded, that it will remain delinquent in its periodic filings for the next six months, which is well beyond the due date for this Initial Decision.

In its Opposition, Urigen argues that it should be treated similarly to the respondent in e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 SEC 964, 965, which, after the Administrative Law Judge (ALJ) issued an Initial Decision revoking its registration, fulfilled the promise it had made to file certain periodic reports by a specific date and kept up to date with the periodic reporting requirements by filing reports covering the first two quarters of the then-current year. On appeal, the Commission remanded the case to the ALJ "to assess her sanctioning determination" in light of the subsequent conduct, but qualified its decision, stating that it "should not be construed as suggesting that a determination to revoke an issuer's registration will be reconsidered simply because the issuer has returned to reporting compliance and begun to submit long overdue filings." Id., 970-71 & n.18. On remand, the ALJ declined to impose any sanctions on the respondent, noting that the only issue remaining was "whether

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[4] Bilogic, Inc., Initial Decision Release No. 322 (Nov. 9, 2006), 89 SEC Docket 885, Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, AIC Int'l, Inc., Initial Decision Release No. 324 (Dec. 27, 2006), 89 SEC Docket 2257, and Chemfix Tech., Inc., Initial Decision Release No. 378 (May 15, 2009), 95 SEC Docket 16944.

revocation of the registration of e-Smart's common stock remains appropriate in light of the company's subsequent filings of all its delinquent reports for the relevant period," which the ALJ determined was no longer appropriate. e-Smart Techs., Inc., Initial Decision Release No. 272 (Feb. 3, 2005), 84 SEC Docket 2979, 2984, 2987.

The Commission, through the Division of Corporation Finance, warned Urigen, as early as June 3, 2011, that its securities registration could be revoked if it failed to comply with the reporting requirements. Since that time, Urigen has made only one filing – a Form 10-K for the fiscal year ended June 30, 2010 – and, in fact, Urigen has fallen even further into delinquency. While Urigen has made representations regarding its efforts to come into compliance and has provided assurances against future violations, unlike in e-Smart, Urigen has not remained current in its periodic filings. Urigen has not made any periodic filings for the current year, and the Vickery Declaration essentially concedes that some of its reports for the upcoming periods will continue to be untimely filed until well into 2013.[5]

While Urigen represented in its Answer that its Auditor and legal counsel were working to prepare a Form 10-K for the fiscal year ended June 30, 2010, which Urigen then filed on August 10, 2012, the Division has provided evidence that it took a significant amount of time to prepare that filing, which does not portend well for Urigen's ability to file approximately ten periodic reports over the next six months.[6] Furthermore, Urigen's representations regarding its ability to pay its auditors and finance the preparation of its filings are not particularly assuring. According to Urigen's Form 10-Q for the period ended March 31, 2010, Urigen suffered a net loss of over $2.8 million for the prior nine months. Consequently, the term loan facility and new revenue touted in Urigen's Opposition, although to Urigen's credit, do not provide the same degree of assurance against future violations found in e-Smart.

In sum, because of Urigen's failure to file Forms 10-Q for the periods ending September 30, 2010, December 31, 2010, March 31, 2011, September 30, 2011, December 31, 2011, and March 31, 2012, and a Form 10-K for the fiscal year ended June 30, 2011, the investing public does not have access to Urigen's complete past and current financial information, and there is insufficient assurance that Urigen will cure these deficiencies in a timely manner. Thus, a suspension of registration for a period of twelve months is not an appropriate sanction. Rather, revocation of the registration of Urigen's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

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[5] Urigen's Form 10-K for the fiscal year ended June 30, 2012, which is due within ninety days of the end of the period, may not be filed until December 31, 2012. Urigen's Forms 10-Q for the fiscal quarters ended March 31, 2012, and September 30, 2012, which are due within forty-five days, may not be filed until April 30, 2013, and February 14, 2013, respectively.

[6] The Division represents that it spoke by telephone to Scott Taylor (Taylor) who works for Urigen's Auditor. Welch Decl., p. 2. Taylor stated that Urigen hired the Auditor in July 2010 to audit Urigen's financial statements for the period ended June 30, 2010, but was not able to raise funds for the audit until fall 2011. Id. Urigen did not provide its first draft Form 10-K for the period ended June 30, 2010, to the Auditor for review until July 9, 2012. Id.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED.

It is further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Urigen Pharmaceuticals, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge

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